NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)

D E V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS’ REPORT

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 18, 2005

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2004	2003

Assets

Current assets
Cash and equivalents	$12,476,047	$3,441,464
Marketable securities (note 4)	363,906	–
Amounts receivable and prepaids	402,206	229,145
Balances receivable from related parties (note 9)	12,060	–
	13,254,219	3,670,609

Equipment (note 5)	398,101	12,037
Mineral property interests (note 6)	11,788,621	–

	$25,440,941	$3,682,646

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,025,155	$145,642
Balances payable to related parties (note 9)	–	284,080
	3,025,155	429,722

Shareholders' equity
Share capital (note 8)	76,109,561	21,064,437
Contributed surplus (note 8(e))	7,504,720	1,688,335
Deficit	(61,198,495)	(19,499,848)
	22,415,786	3,252,924
Nature of operations (note 1)
Subsequent events (notes 6(a) and 11)

	$25,440,941	$3,682,646

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2004	2003	2002

Expenses
Conference and travel	$351,201	$80,019	$55,856
Depreciation	45,994	3,832	721
Exploration (note 7)	32,594,900	5,501,729	4,329,936
Exploration - stock-based compensation (note 8(d))	3,111,302	426,178	–
Legal, accounting and audit	143,916	29,977	72,315
Office and administration	1,382,986	521,557	454,190
Shareholder communication	471,032	578,476	164,031
Stock-based compensation (note 8(d))	3,267,575	1,248,886	–
Trust and filing	85,438	39,125	24,768
	41,454,344	8,429,779	5,101,817

Other items
Foreign exchange loss (gain)	251,135	(62,206)	37,655
Gain on disposal of equipment	–	(3,403)	–
Interest income	(357,926)	(64,709)	(26,979)
Write down of marketable securities	351,094	–	–
	244,303	(130,318)	10,676

Loss for the year	$(41,698,647)	$(8,299,461)	$(5,112,493)

Weighted average number of
common shares outstanding	39,926,335	23,386,208	12,562,113

Basic and diluted loss per share	$(1.04)	$(0.35)	$(0.41)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2004	2003	2002
Deficit, beginning of year	$(19,499,848)	$(11,200,387)	$(6,087,894)
Loss for the year	(41,698,647)	(8,299,461)	(5,112,493)
Deficit, end of year	$(61,198,495)	$(19,499,848)	$(11,200,387)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (applied to):	2004	2003	2002

Operating activities
Loss for the year	$(41,698,647)	$(8,299,461)	$(5,112,493)
Items not involving cash
Depreciation	45,994	3,832	721
Gain on disposal of assets	–	(3,403)	–
Shares issued for property option payments	–	–	995,000
Stock-based compensation	6,378,877	1,675,064	13,271
Marketable securities received (note 6(d))	(715,000)	–	–
Write down of marketable securities	351,094	–	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(173,061)	(50,311)	(126,112)
Accounts payable and accrued liabilities	2,879,513	(28,917)	(9,330)
Balances receivable from and payable to
related parties	(296,140)	351,701	(165,121)
	(33,227,370)	(6,351,495)	(4,404,064)

Investing activities
Purchase of equipment	(432,058)	(13,056)	–
Proceeds on disposal of equipment	–	3,403	–
	(432,058)	(9,653)	–

Financing activities
Common shares issued for cash, net of issue costs	42,694,011	9,378,460	2,133,260
Subscriptions received	–	–	650,000
	42,694,011	9,378,460	2,783,260

Increase (decrease) in cash and equivalents	9,034,583	3,017,312	(1,620,804)
Cash and equivalents, beginning of year	3,441,464	424,152	2,044,956

Cash and equivalents, end of year	$12,476,047	$3,441,464	$424,152

The accompanying notes are an integral part of these consolidated financial statements

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the year ended December 31, 2004, the Company issued 1,772,725 common shares at $6.65 per share for acquisition of mineral property interests. The Company also recorded a fair value of stock options allocated to shares issued on exercise in the amount of $562,492.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Other
	Pebble Property	Properties	Total

Exploration expenses for the year ended December 31, 2004

Assays and analysis	$745,237	$(3,623)	$741,614
Drilling	7,689,138	(715,000)	6,974,138
Engineering	3,886,839	–	3,886,839
Environmental	9,806,864	–	9,806,864
Equipment rental	248,577	–	248,577
Exploration option payments	–	–	–
Freight	603,711	–	603,711
Geological	1,398,162	(749)	1,397,413
Graphics	93,985	472	94,457
Helicopter	3,823,073	2,798	3,825,871
Property fees and assessments	139,714	–	139,714
Site activities	3,715,240	–	3,715,240
Socioeconomic	686,948	–	686,948
Travel and accommodation	475,105	(1,591)	473,514
Incurred during the period	33,312,593	(717,693)	32,594,900
Cumulative expenditures, December 31, 2003	10,348,784	651,275	11,000,059
Cumulative expenditures, December 31, 2004	$43,661,377	$(66,418)	$43,594,959

Exploration expenses for the year ended December 31, 2003

Assays and analysis	$290,771	$–	$290,771
Drilling	2,050,068	650,000	2,700,068
Engineering	83,301	–	83,301
Equipment rental	27,648	–	27,648
Freight	53,275	–	53,275
Geological	620,908	1,275	622,183
Graphics	99,932	–	99,932
Helicopter	632,331	–	632,331
Property fees and assessments	195,389	–	195,389
Site activities	723,326	–	723,326
Socioeconomic	5,858	–	5,858
Travel and accommodation	67,647	–	67,647
Incurred during fiscal 2004	4,850,454	651,275	5,501,729
Cumulative expenditures, December 31, 2002	5,498,330	–	5,498,330
Cumulative expenditures, December 31, 2003	$10,348,784	$651,275	$11,000,059

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 12, these principles differ in certain respects from principles and practices generally accepted in the United States.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(d)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)	Stock-based compensation

The Company has a stock option plan which is described in note 8(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, on a fair value basis.

Under this measurement approach, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the applicable Canadian accounting standards, compensation costs attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus, recognized initially as the options vested with the recipient, is transferred to share capital.

(f)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)	Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2004, the Company does not have any asset retirement obligations.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

(i)	Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(j)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(k)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from or payable to related parties are not readily determinable to the related party nature of such balances.

Marketable securities are presented at the lower of cost, net of accumulated write downs, and market value. The Company is not exposed to significant credit risk or interest rate risk.

(l)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(m)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(n)	Marketable securities

The Company's investments in marketable securities are recorded at cost and carried at the lower of their aggregate cost and market value.

(o)	Comparative figures

The preparation the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
December 31, 2004
Taseko Mines Limited common shares (note 6(d))	256,272	$715,000	$533,046	$363,906

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
December 31, 2004
Buildings	$186,359	$13,977	$172,382
Furniture and fixtures	179,281	17,585	161,696
Site equipment	15,387	15,387	–
Vehicles	17,500	5,250	12,250
Computer equipment	64,462	12,689	51,773
	$462,989	$64,888	$398,101

December 31, 2003
Site equipment	$15,387	$15,387	$–
Computer equipment	15,544	3,507	12,037
	$30,931	$18,894	$12,037

6.	MINERAL PROPERTY INTERESTS

	Years ended December 31
	2004	2003	2002

Balance, beginning of the period	$–	$–	$–

Resource Lands
Issuance of 1,772,775 common shares (note 6(a))	11,788,621	–	–
Pebble Property	$11,788,621	$–	$–

(a)	Pebble Property

By Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. ("HDGI"), a related party to the Company, the Company was assigned an 80% interest in two options granted by Teck Cominco American Incorporated ("Teck Cominco") to HDGI in respect of Teck Cominco’s "Pebble" gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase the known mineralized resource at Pebble (the "Resource Lands Option") and the second option allowed the purchase of a 50% interest in the lands surrounding the Resource Lands (the "Exploration Lands Option"). HDGI is a related party by virtue of both having directors in common with Company and its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% interest in these option agreements in consideration of the Company reimbursing HDGI's costs of $584,655, which included the staking of 134 claims to expand the property and 30 kilometers of

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

induced polarization surveying over the new claims, and agreeing to "carry"( i.e. pay for) HDGI’s 20% interest up to a certain point.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI's 20% carried interest, by paying Teck Cominco US$10 million (as adjusted) in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco. Teck Cominco has the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco is guaranteed US$10 million in resale proceeds. Teck Cominco's resale proceeds would be credited with any share resale surplus, and any share resale shortfall below the US$10 million made up by the Company in cash or through the issuance of additional shares. The Company had the right, until March 14, 2005, to purchase HDGI's 20% carried interest in the Resource Lands and the Exploration Lands by payment, in shares, of the independently appraised value of the 20% carried interest.

Interim payments to Teck Cominco were also required under the Options, including US$250,000, in cash or shares prior to December 31, 2001 (which was paid in cash), 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (which were issued during the year ended December 31, 2002) and an additional 750,000 warrants (of which 500,000 were issued on March 27, 2002 exercisable at $1.15 and the remaining 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002.

If the Company exercised the Resource Lands Option it could then exercise the Exploration Lands Option and earn a 50% interest in the adjacent Exploration Lands, subject to HDGI's 20% carried interest therein, by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004. This drilling requirement was completed before November 30, 2004 and the Company earned its 50% interest in the Exploration Lands Option.

Upon the Company exercising the Resource Lands Option, Teck Cominco could either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, subsequent to the year end, Teck Cominco elected to sell its 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price in satisfaction of the US$4 million payment.

As a consequence of exercising the Options, the Company had a 90 day period (extended by agreement to March 14, 2005) to elect whether to acquire HDGI's 20% carried interest in the Resource Lands and HDGI's 20% carried interest in the Exploration Lands for share consideration equal to the independently appraised value of the two carried interests in a valuation acceptable to the TSX Venture Exchange. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% remaining carried interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

common shares (the "Consideration Shares"), representing approximately 20% of the immediate post-transaction market capitalization of the Company.

No bonuses, commissions or finders' fees were payable in respect of the acquisition of the carried interest or the issue of the Consideration Shares.

As a result of the acquisition of the carried interest, Northern Dynasty acquired a 100% working interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn a joint venture working interest, subject to a maximum contribution of $650,000, in certain exploration properties located in the vicinity of Taseko’s Gibraltar mine property. For a period of 150 days after the Company had earned its working interests, Taseko had the right to purchase, at its option, the Company's earned interest for cash or common share consideration aggregating 110% of the Company's earn-in amount.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000, which was charged to operations in that year.

During 2004, Taseko exercised its right to purchase the Company's interest by issuing, subject to regulatory approvals, 256,272 common shares of Taseko for total consideration of $715,000. On June 15, 2004, regulatory approval was received and the Taseko common shares were issued to the Company. The Company's holdings of these shares are presented as marketable securities (note 4).

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

	Pebble	Other
	Property	Property	Years ended December 31
	(note 6(a))	(note 6(d))	2004	2003
Assay and analysis	$745,237	$(3,623)	$741,614	$290,771
Drilling	7,689,138	(715,000)	6,974,138	2,700,068
Engineering	3,886,839	–	3,886,839	83,301
Environmental	9,806,864	–	9,806,864	–
Equipment rental	248,577	–	248,577	27,648
Freight	603,711	–	603,711	53,275
Geological	1,398,162	(749)	1,397,413	622,183
Graphics	93,985	472	94,457	99,932
Helicopter/fixed wing	3,823,073	2,798	3,825,871	632,331
Option payments	–	–	–	–
Property fees/assessment	139,714	–	139,714	195,389
Site activities	3,715,240	–	3,715,240	723,326
Socioeconomic	686,948	–	686,948	5,858
Travel and accommodation	475,105	(1,591)	473,514	67,647
Exploration expenses incurred during
the year (to statement of operations)	$33,312,593	$(717,693)	$32,594,900	$5,501,729
Stock-based compensation			3,111,302	426,178
Exploration expenses, including stock-based compensation,
incurred during the year			35,706,202	5,927,907
Cumulative exploration expenses,
beginning of year			11,426,237	5,498,330
Cumulative exploration expenses,
end of year			$47,132,439	$11,426,237

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

At the Annual and Extraordinary General Meeting of Shareholders held in June 2004, shareholders approved the increase in authorized share capital from 100,000,000 to an unlimited number of common shares.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance, December 31, 2001		9,292,455	$7,907,717
Private placement (net of issue costs)	$0.34	1,176,470	391,317
Private placement (net of issue costs)	0.50	2,000,000	890,700
Private placement (net of issue costs)	1.05	197,548	189,793
Share purchase options exercised	0.40	310,750	124,300
Share purchase options exercised	0.55	13,000	7,150
Property option payments (note 5(a))	0.60	700,000	420,000
Property option payments (note 5(a))	1.15	500,000	575,000
Share purchase warrants exercised	0.40	1,325,000	530,000
Balance, December 31, 2002		15,515,223	11,035,977
Private placement January 2003, net of issue costs (i)	0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	981,500	392,600
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	12,500	6,250
Share purchase options exercised	0.75	12,500	9,375
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	1,176,470	529,412
Warrants exercised	0.60	1,910,000	1,146,000
Warrants exercised	0.62	2,000,000	1,240,000
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	197,548	227,180
Balance, December 31, 2003		31,733,186	21,064,437
Private placement March 2004, net of issue costs (iii)	8.00	2,750,000	21,905,914
Private placement August 2004, net of issue costs (iv)	3.55	2,816,902	9,800,333
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	106,500	53,250
Share purchase options exercised	0.75	70,000	52,500
Share purchase options exercised	1.18	10,000	11,800
Share purchase options exercised	5.00	33,999	169,995
Fair value of stock options allocated to shares issued
on exercise		–	562,492
Property option payments	6.65	1,772,725	11,788,621
Warrants exercised	0.60	30,000	18,000
Warrants exercised	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Warrants exercised	4.65	821,875	3,821,719
Replacement of lost certificate		11,905	–
Balance, December 31, 2004		47,690,287	$76,109,561

(i)
In January 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitled the holder to purchase one common share

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms.

(ii)
In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

(iii)
In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitled the holder to purchase one common share at a price of $9.00 until March 16, 2005.

On July 16, 2004, the Company enacted, pursuant to approval from the TSX Venture Exchange, a reduction in the exercise price for 821,875 of these warrants to $4.65 each with a 30-day accelerated expiry provision, at the option of the Company, in the event the closing price of the Company's common shares on the TSX Venture Exchange is at least $4.65 for any 10 consecutive trading days. Such notice was issued on October 14, 2004 and all 821,875 of these warrants were exercised within the allotted 30 days.

(iv)
In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005. The common shares in the units and the shares issuable on exercise of the warrants are subject to a four-month hold period expiring December 5, 2005.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2004 is:

		Exercise		Dec. 31			Expired/	Dec. 31
Expiry date	Note	Price		2003	Issued	Exercised	Cancelled	2004
March 27, 2004		$1.15		500,000	–	(500,000)	–	–
June 12, 2004	8(b)(ii)	$0.90		6,944,445	–	(6,944,445)	–	–
January 14, 2005	8(b)(i)	$0.60		40,000	–	(30,000)	–	10,000
March 16, 2005	8(b)(iii)	$9.00		–	553,125	–	–	553,125
March 16, 2005	8(b)(iii)	$4.65	*	–	821,875	(821,875)	–	–
August 5, 2005	8(b)(iv)	$4.15		–	2,816,902	–	–	2,816,902
				7,484,445	4,191,902	(8,296,320)	–	3,380,027

Weighted average exercise price				$0.92	$4.89	$0.82	$ –	$4.93

* The exercise price of these warrants was amended to $4.65 from $9.00 during the current year (see note 8(b) (iii)).

Subsequent to December 31, 2004, 10,000 share purchase warrants were exercised at $0.60.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2003 is:

	Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	Price	2002	Issued	Exercised	Cancelled	2003
July 16, 2003	$0.40	775,000	–	(775,000)	–	–
December 27, 2003	$1.15	197,548	–	(197,548)	–	–
December 31, 2003	$0.75	500,000	–	(500,000)	–	–
February 20, 2004	$0.45	1,176,470	–	(1,176,470)	–	–
March 27, 2004	$1.15	500,000	–	–	–	500,000
April 19, 2004	$0.62	2,000,000	–	(2,000,000)	–	–
June 12, 2004	$0.90	–	6,944,445	–	–	6,944,445
December 31, 2004	$0.60	250,000	–	(250,000)	–	–
January 14, 2005	$0.60	–	1,700,000	(1,660,000)	–	40,000
		5,399,018	8,644,445	(6,559,018)	–	7,484,445

Weighted average exercise price		$0. 63	$0.84	$0.58	$ –	$0.92

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan, approved by the shareholders at the 2004 Annual and Extraordinary General Meeting, that authorizes the Company to grant up to 7,000,000 share purchase options to its employees, officers, directors and consultants. As at December 31, 2004, 1,657,499 of these options had been exercised, 4,199,834 were outstanding and 1,142,667 remained available to grant. Vesting of these options is over a period of up to two years, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts from the market price. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death. Typically, the vesting of the options occurs six, twelve, and eighteen months after the grant dates, with one-third becoming vested every six months.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended December 31, 2004 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	Price	2003	Granted	Exercised	Cancelled	2004
May 15, 2004	$0.40	88,750	–	(88,750)	–	–
December 20, 2004	$0.50	106,500	–	(106,500)	–	–
May 9, 2005	$0.75	95,000	–	(70,000)	–	25,000
July 29, 2005	$0.94	50,000	–	–	–	50,000
July 29, 2005	$1.18	15,500	–	(10,000)	(2,500)	3,000
July 29, 2005	$2.35	315,000	–	–	–	315,000
September 19, 2005	$2.30	7,500	–	–	–	7,500
November 30, 2005	$5.00	1,535,000	–	(33,999)	(31,667)	1,469,334
November 30, 2005	$5.05	38,000	–	–	–	38,000
November 30, 2006	$4.65	–	100,000	–	–	100,000
November 30, 2006	$5.00	–	2,192,000	–	–	2,192,000
		2,251,250	2,292,000	(309,249)	(34,167)	4,199,834

Weighted average exercise price		$3.93	$4.98	$1.04	$4.72	$4.71

Subsequent to December 31, 2004, 3,000 share purchase options were exercised at $1.18 and 20,000 share purchase options were exercised at $0.75.

The continuity of share purchase options for the year ended December 31, 2003 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	Price	2002	Granted	Exercised	Cancelled	2003
February 12, 2003	$0.43	8,000	–	(8,000)	–	–
May 15, 2004 (i)	$0.40	1,070,250	–	(981,500)	–	88,750
December 20, 2004	$0.50	119,000	–	(12,500)	–	106,500
May 9, 2005	$0.75	–	107,500	(12,500)	–	95,000
July 29, 2005	$0.94	–	50,000	–	–	50,000
July 29, 2005	$1.18	–	15,500	–	–	15,500
July 29, 2005	$2.35	–	315,000	–	–	315,000
September 19, 2005	$2.30	–	7,500	–	–	7,500
November 30, 2005	$5.00	–	1,535,000	–	–	1,535,000
November 30, 2005	$5.05	–	38,000	–	–	38,000
		1,197,250	2,068,500	(1,014,500)	–	2,251,250

Weighted average exercise price		$0.41	$4.24	$0.41	$ –	$3.93

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

	Years ended December 31
	2004	2003	2002
Exploration
Engineering	$270,562	$57,822	$–
Environmental, socioeconomic and land	517,451	22,698	–
Geological	2,323,289	345,658	–
	3,111,302	426,178	–
Operations and administration	3,267,575	1,248,886	13,271
Total compensation cost recognized in
operations, credited to contributed surplus	$6,378,877	$1,675,064	$13,271

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2004	2003	2002
Risk-free interest rate	3%	3%	3%
Expected life	2.2 years	2.1 years	2.0 years
Vesting period	0 – 18 months	0 – 18 months	0 – 6 months
Expected volatility	80%	92%	40%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Balance, December 31, 2002	$13,271
Changes during 2003
Non-cash stock-based compensation	1,675,064
Contributed surplus, December 31, 2003	1,688,335
Changes during 2004:
Non-cash stock-based compensation	6,378,877
Fair value of stock options allocated to shares issued on exercise	(562,492)
Contributed surplus, December 31, 2004	$7,504,720

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended
Transactions	December 31, 2004	December 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$2,002,148	$1,257,404
Hunter Dickinson Group Inc. (b)	12,800	22,320
Brian Mountford & Associates Ltd. (c)	112,000	16,500
Sidev Holdings Ltd. (d)	148,567	12,415
Galahad Gold plc (e)	129,000	–

Balances receivable (payable)	December 31, 2004	December 31, 2003
Hunter Dickinson Inc. (a)	$35,484	$(279,201)
Hunter Dickinson Group Inc. (b)	(3,424)	(4,879)
Brian Mountford & Associates Ltd. (c)	(20,000)	–
	$12,060	$(284,080)

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by, the Company.

(b)
Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by, the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI in respect of Teck Cominco’s "Pebble" gold-copper- molybdenum property in southwestern Alaska (note 6(a))

Subsequent to the year end, the Company announced it had reached an agreement with HDGI to acquire the 20% remaining interest in the Pebble Property from HDGI (note 6(a)).

(c)
During the year ended December 31, 2004, the Company paid $112,000 (year ended December 31, 2003 – $16,500) to Brian Mountford & Associates Ltd., a private company controlled by Brian Mountford, a director of the Company, and President and Director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for engineering and project management services and for his services as an officer of the

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

Company. Mr Mountford also serves as a consultant to Galahad Gold plc, a significant shareholder of the Company.

(d)
During the year ended December 31, 2004, the Company paid $148,567 (year ended December 31, 2003 – $12,415) to Sidev Holdings Ltd., a private company controlled by Bruce Jenkins, the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for project management services.

(e)
During the year ended December 31, 2004, the Company was charged $129,000 (year ended December 31, 2003 - $nil) by Galahad Gold plc, a significant shareholder of the Company with a director in common, for engineering services.

10.	INCOME TAXES

As at December 31, 2003, Northern Dynasty Minerals Ltd., the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

The following non-capital and capital losses, approximately, are available to reduce future taxable income:

Expiry Date
2005	$54,000
2006	–
2007	–
2008	25,000
2009	306,000
2010	813,000
2011	1,187,000
2012	1,754,000
Total non-capital losses	4,139,000
Capital losses carried forward	1,420,000
Excess of aggregate tax cost of equipment over net book value	–
Total losses and excess equipment tax costs available	$5,559,000

11.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment – the exploration and development of mineral properties in Alaska, USA.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

•	completed a $30.8 million private placement equity financing,
•	issued 23,000 common shares pursuant to the exercise of share purchase options,
•	issued 10,000 common shares pursuant to the exercise of share purchase warrants,
•	issued approximately 977,800 common shares pursuant to the Teck Cominco property acquisition (note 6(a)), and
•	issued 14,002,268 common shares to acquire the 20% remaining interest in the Pebble property (note 6(a)).

13	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)	Stock options

United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although, in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"), which is comparable to Canadian GAAP prior to January 1, 2003. To December 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective January 1, 2003, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(d) for a summary of the changes in the Company’s stock options for the 2004 and 2003 fiscal years.

(c)	Available-for-sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains are recorded as "other comprehensive income" and the cumulative balance of these amounts is recorded as a separate component of shareholders’ equity.

US GAAP requires the Company to present comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income comprises net income and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Canadian GAAP does not require the presentation of comprehensive income.

Under US GAAP, the Company's investment in marketable securities, namely its holdings of common shares of Taseko Mines Limited, would have a mark-to-market adjustment of $169,140 to reflect their market value of $533,046 at December 31, 2004. No such adjustment would be recorded under Canadian GAAP.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the year ended December 31, 2004 (Expressed in Canadian Dollars)

(d)	Summary of effect of differences in Canadian and US GAAP

The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

Total assets		2004	2003
Total assets under Canadian GAAP		$25,460,941	$3,682,646
Mark-to-market adjustment, shares of Taseko Mines Limited		169,140	–
Total assets under US GAAP		$25,630,081	$3,682,646

Loss for the year	2004	2003	2002
Loss for the year under Canadian GAAP and
US GAAP	$(41,698,647)	$(8,299,461)	$(5,112,493)
Other comprehensive income
Mark-to-market adjustment on shares of
Taseko Mines Limited	169,140	–	–
Comprehensive loss	$(41,529,507)	$(8,299,461)	$(5,112,493)

Loss per share under US GAAP	$(1.04)	$(0.35)	$(0.41)

Comprehensive loss per share under US
GAAP	$(1.04)	$(0.35)	$(0.41)